SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 2004	Commission File Number 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of Registrant’s Name into English)

Commerce Court, Toronto, Ontario, M5L 1A2, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

The following document is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference into the Registration Statement on Form F-3 (File No. 333-104577):

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: August 31, 2004

By:	/s/	D. G. Dickinson
Name:		D.G. Dickinson
Title:		Vice President

By:	/s/	Peter Kay
Name:		Peter Kay
Title:		Senior Vice President

Exhibit Index

Exhibit Number	Description of Document

99.1

Opinion of Mayer, Brown, Rowe & Maw LLP as to the tax matters required by the Distribution Agreement, dated May 28, 2003, between Canadian Imperial Bank of Commerce and CIBC World Markets Corp., which was filed with the Commission on Form 6-K on June 6, 2003.